May 24, 2013

Mark S. Webb
Legal Branch Chief
Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549

Re:	Community Shores Bank Corporation

Form 10-K for the Year Ended December 31, 2012
Filed March 29, 2013
File No. 000-51166

Dear Mr. Webb:

On behalf of Community Shores Bank Corporation (the "Company"), I write to respond to the comment contained in your letter to the Company dated May 24, 2013, related to the above-referenced report. For your ease of reference, your comment, followed by the Company's response is set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 13. Certain Relationships and Related Transactions

Commission Comment:

1.	In future filings, please identify the directors who are owners of 1030 Norton LLC.

Company Response:

As requested, the Company will identify the directors who are owners of 1030 Norton LLC in future filings.

Mark S. Webb

May 24, 2013

We have included the requested acknowledgement as Addendum A. We trust that this response satisfactorily addresses your comment. However, should you have any further questions, comments or concerns regarding this response, please contact the undersigned via phone at (231) 780-1847 or email at twelsh@communityshores.com.

Very truly yours,

COMMUNITY SHORES BANK
CORPORATION

/s/ Tracey A. Welsh

Tracey A. Welsh
Senior Vice President and
Chief Financial Officer

Enclosure

cc:	Bradley J. Wyatt, Esq.

Addendum A

In connection with the Company’s response to the Staff’s letter of May 24, 2013 containing the Staff’s comments regarding the Form 10-K for the year ended December 31, 2012, filed on March 29, 2013, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMUNITY SHORES BANK
CORPORATION

/s/ Tracey A. Welsh

Tracey A. Welsh
Senior Vice President and
Chief Financial Officer